Exhibit 12.1

	Ratio of Earnings to Fixed Charges Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$137,449	$118,947	$75,253	$57,976	$48,165
Interest expense, net	100,436	96,203	112,561	111,509	112,106
Amortization of capitalized interest	1,090	1,337	1,295	1,556	1,429
Amortization of debt issuance costs	6,132	5,332	5,109	4,345	3,992
Interest component of rent expense(1)	3,066	3,042	3,081	3,189	3,065

Earnings available for fixed charges	$248,173	$224,861	$197,299	$178,575	$168,757

Fixed Charges and Preferred Dividends:
Interest expense, net	$100,436	$96,203	$112,561	$111,509	$112,106
Capitalized interest	1,258	1,140	1,646	2,014	2,136
Amortization of debt issuance cost	6,132	5,332	5,109	4,345	3,992
Interest component of rent expense(1)	3,066	3,042	3,081	3,189	3,065
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$128,892	$123,717	$140,397	$139,057	$139,299

Ratio of earnings over fixed charges and preferred dividends	1.93	1.82	1.41	1.28	1.21

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.